Exhibit 3.1

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

MediaNet Group Technologies, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The following resolution was duly adopted by the Board of Directors of the Company (the "Board") by unanimous written consent executed as of August 16, 2012, pursuant to authority conferred upon the Board by the provisions of the Articles of Incorporation of the Company, as amended, that authorize the issuance of up to Twenty Five (25,000,000) shares of preferred stock, par value $0.01 per share ("Preferred Stock"):

BE IT RESOLVED, that the issuance of a series of Preferred Stock of the Company is hereby authorized, and the designation, voting powers, preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of the shares of such series, in addition to those set forth in the Articles of Incorporation of the Company, are hereby fixed as follows:

(CONTINUED ON NEXT PAGE)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X [signature]

Signature of Officer

Michael B. Hansen, President

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
SUPER VOTING PREFERRED STOCK
OF
MEDIANET GROUP TECHNOLOGIES, INC.

(Pursuant to NRS 78.1955)

(Continued)

1. Designation and Amount. The shares of such series shall be designated as Super Voting Preferred Stock and the number of shares constituting such series shall be Three Hundred Thousand (300,000) with a par value of $0.01 per share. Such number of shares may be increased or decreased from time-to-time by resolution of the Board of Directors; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Super Voting Preferred Stock.

2. Certain Definitions. For the purposes of the Certificate of Designation which embodies this resolution, unless the context otherwise requires, capitalized terms used and not otherwise defined in such Certificate of Designation shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural):

"Change in Control Transaction" shall mean the occurrence of any of the following events, if such event has not been approved by the then majority of the Board of Directors of the Company:

(a) the sale, encumbrance or disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the Company of all or substantially all of the Company's assets; or

(b) the merger or consolidation of the Company with or into any other corporation or entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation;

"Common Stock" shall mean the common stock of the Company, par value $0.001 per share, and any stock into which such stock shall have been converted or changed or any stock resulting from any reclassification of such stock and all other stock of any class or classes (however designated) of the Company, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and

liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

"Company" shall mean MediaNet Group Technologies, Inc., a Nevada corporation.

"Conversion Rate" shall mean the conversion rate set forth in Section 5.

3. Dividends and Distributions. Until the Super Voting Preferred Stock is converted into Common Stock of the Company in accordance with Section 5 hereof, the holders of Super Voting Preferred Stock shall not be entitled to receive any dividends declared by the Company.

4. Voting Rights. The holders of shares of Super Voting Preferred Stock shall have the following voting rights:

(a) Number of Votes; Voting with Common Stock. Each holder of outstanding shares of Super Voting Preferred Stock shall be entitled to Two Thousand (2,000) votes for each share of Super Voting Preferred Stock held at the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by Nevada statutes or Section 4(b) below), holders of Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) Adverse Effects. The Company shall not amend, alter or repeal the preferences, rights, powers or other terms of the Super Voting Preferred Stock so as to affect adversely the Super Voting Preferred Stock or the holders thereof without the written consent or affirmative vote of the holders of at least a majority of the outstanding Super Voting Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

5. Mandatory Conversion.

(a) Upon the earlier of (i) the consummation of a Change in Control Transaction approved by the stockholders and (ii) August 17, 2017, each share of Super Voting Preferred Stock then outstanding shall automatically be converted into one share of Common Stock without further action by the holders of the Super Voting Preferred Stock or the Company. In the event the shares of Super Voting Preferred Stock are converted into Common Stock upon the consummation of such Change in Control Transaction, such conversion shall be deemed to have occurred immediately prior to the consummation of such Change in Control Transaction.

(b) Each share of Super Voting Preferred Stock shall automatically, without any further action, convert into one share of Common Stock upon a "Transfer" of such share, where "Transfer" means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" shall

also include, without limitation, a transfer of a share of Super Voting Preferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, voting control over a share of Super Voting Preferred Stock by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer:"

- the granting of a proxy to officers or directors of the Company at the request of the Board of Directors of the Company in connection with actions to be taken at an annual or special meeting of stockholders;

- the pledge of shares that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the holder thereof continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer."

(c) Reservation of Common Stock. The Company shall reserved and keep available out of its authorized but unissued shares of Common Stock that number of shares of Common Stock as shall be sufficient to effect the conversion of all outstanding shares of the Super Voting Preferred Stock.

(d) Termination of Rights on Conversion. All shares of Super Voting Preferred Stock mandatorily converted as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate on conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Super Voting Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time-to-time take such appropriate action as may be necessary to reduce the number of shares of authorized Super Voting Preferred Stock accordingly.

(e) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Super Voting Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, change of control, share exchange or sale of assets for below), then and in each such event the holder of each share of Super Voting Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Super Voting Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(f) Adjustment for Merger, Reorganization, Change of Control, etc. In case of any consolidation, merger or share exchange of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation to which

the Board of Directors of the Company shall have consented, then each share of Super Voting Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Super Voting Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 5 set forth with respect to the rights and interest thereafter of the holders of the Super Voting Preferred Stock, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Super Voting Preferred Stock Conversion Rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Super Voting Preferred Stock.

(g) No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Super Voting Preferred Stock against impairment.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Super Voting Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the written request at any time of any holder of Super Voting Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (1) such adjustments and readjustments, (2) the Conversion Rate then in effect, and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Super Voting Preferred Stock. Despite such adjustment or readjustment, the form of each or all stock certificate representing Super Voting Preferred Stock, if the same shall reflect the initial or any subsequent Conversion Rate, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation which shall control.

6. Liquidation, Dissolution or Winding Up.

(a) Liquidation Value. Each share of the Super Voting Preferred Stock shall be deemed converted into shares of Common Stock at the Conversion Rate and shall participate pari passu with the Common Stock of the Company in the proceeds available to the Company's shareholders upon the liquidation, dissolution, or winding up of the Company.

(b) Business Combinations. Neither the consolidation, merger or other business combination of the Company with or into any other Person or Persons nor the sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this Section 6.

7. Miscellaneous Provisions.

(a) Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Super Voting Preferred Stock or of any share of the Common Stock issued or issuable upon the conversion of Super Voting Preferred Stock in any manner which interferes with the timely conversion of such Super Voting Preferred Stock.

(b) Headings of Subdivisions. The headings of the various Sections and other subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(c) Severability of Provisions. If any powers, preferences and relative participating, optional and other special rights of the Super Voting Preferred Stock and qualifications, limitations and restrictions thereon set forth in the Certificate of Designation embodying this resolution is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other powers, preferences and relative participating, optional and other special rights of Super Voting Preferred Stock and qualifications, limitations and restrictions thereon set forth therein which can be given effect without the invalid, unlawful or unenforceable powers, preferences and relative participating, optional and other special rights of Super Voting Preferred Stock and qualifications, limitations and restrictions thereon shall, nevertheless, remain in full force and effect, and no powers, preferences and relative participating, optional or other special rights of Super Voting Preferred Stock and qualifications, limitations and restrictions thereon herein set forth shall be deemed dependent upon any other such powers, preferences and relative participating, optional or other special rights of Super Voting Preferred Stock and qualifications, limitations and restrictions thereon unless so expressed herein.

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